EXHIBIT B

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com/

Microsoft ®

September 28, 2006

Mr. Christopher White
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

Dear Mr. White:

Pursuant to our phone conversation last week, attached is an additional memo to supplement the memo we provided on August 31, 2006.

If you have any further questions, please call either me at (425) 704-8002 or Bob Laux at (425) 703-6094.

Sincerely,

/s/
Frank H. Brod
Corporate Vice President, Finance and Administration
 and Chief Accounting Officer

MS 006

Organization of Segments

Microsoft reports revenues by segments that contain similar products and services. Through fiscal year 2006, Microsoft had seven segments: Client; Server and Tools; Information Worker; Microsoft Business Solutions; MSN; Mobile and Embedded Devices; and Home and Entertainment. The following information is based on fiscal year 2005 revenue.

Client, comprising 30% of our total revenue, consists of the standard Windows operating systems group of products.

Server and Tools, comprising 23% of total revenue, includes integrated server infrastructure software that is designed to support end-to-end software applications and tools built on the Windows Server 2003 operating system. Products and services in this segment are primarily aimed at information technology professionals and developers.

Information Worker, comprising 29% of total revenue, consists of the Microsoft Office System of applications and solutions to increase personal, team, and organizational productivity.

Microsoft Business Solutions, comprising 2% of total revenue, provides financial management, customer relationship management, supply chain management, and analytics applications solutions aimed at small and mid-sized businesses, large organizations, and divisions of global enterprises.

Mobile and Embedded Devices, comprising 1% of total revenue, includes the Windows Mobile™ and Windows Embedded operating systems product lines which extend the Windows platform to mobile devices.

Home and Entertainment, comprising 8% of total revenue, includes a group of products designed for entertainment: the Microsoft Xbox video game console system, PC games, the Home Products Division, and TV platform products.

MSN, comprising 6% of total revenue, includes personal communications services, such as e-mail and instant messaging, and online information offerings, such as MSN Search and the MSN portals and channels around the world. MSN also provides a variety of online paid services in addition to MSN Internet Access and MSN Premium Web Services. Microsoft considers these services and offerings to be similar.

Microsoft's segments are organized based on groups of similar products and services as explained above. Paragraph 36 of SFAS 131 states, in part, "[i]nformation required by paragraphs 37-39 need be provided *only* if it is not provided as part of the reportable operating segment information required by this Statement." Since we disclose operating information for these segments and they are predominantly organized around similar products and services, we believe we have met the disclosure requirements under paragraph 37 of SFAS 131.

Classification of Advertising Revenue

Microsoft considers advertising revenue to be "other" revenue under Rule 5-03(b) of Regulation S-X. As mentioned in prior correspondence, a specific definition of service revenue is not provided in the accounting literature or SEC guidance and we believe Rule 5-03(b) lacks the specificity to directly apply that guidance to the revenue streams of Microsoft's business without interpretation. For instance, Microsoft's primary business is the licensing of software, which is an intangible product. We have consistently considered service revenue under Rule 5-03(b) to be revenue generated from an individual performing an activity for a customer and revenue generated from providing access to software where customers do not take possession of the software. Since advertising does not meet our definition of a service nor does it involve a tangible or intangible product, we do not consider advertising either a separate product or service. Advertising on a web page or within search results provides the opportunity to monetize our online communication and information services.

While we do not believe advertising to be a separate product or service under Rule 5-03(b) or SFAS 131, in future filings we will expand our existing MD&A disclosures regarding amounts and fluctuations of advertising revenue in order to enhance the transparency of disclosure and resolve this matter.

Tabular Summary of Microsoft's Fiscal Years 2002-2006 Revenue

A table summarizing Microsoft's fiscal years 2002 – 2006 revenue is attached. This table was expressly prepared to assist the SEC with understanding our classification of revenue. It does not represent the way we manage our businesses and, in fact, it took considerable time to prepare this information because it is not readily available.

MS008

Attachment
Summary of Microsoft's Fiscal Years 2002-2006 Revenue

(in millions)

Description	Service Offering	2002	2003	2004	2005	2006
Licensing Software:						
Licenses for Current Products:						
License only	No	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]
Free post-delivery telephone support	Yes	[***]	[***]	[***]	[***]	[***]
Upgrades/Enhancements of Internet Explorer	No	[***]	[***]	[***]	[***]	[***]
SA and L&SA	No	[***]	[***]	[***]	[***]	[***]
Consulting, Product Support, Training, and Certifying	Yes	[***]	[***]	[***]	[***]	[***]
Xbox Consoles and Games and PC Peripherals	No	[***]	[***]	[***]	[***]	[***]
Online Communication and Information Services	Yes	[***]	[***]	[***]	[***]	[***]
Advertising	No	[***]	[***]	[***]	[***]	[***]
Total Revenue		$ 2,365	$ 32,187	$ 36,835	$ 39,788	$ 44,282
Service Revenue as a Percentage of Total Revenue		8.0%	8.2%	7.8%	7.9%	7.6%

MS009